UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of April 2017

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

OTEMACHI FIRST SQUARE, EAST TOWER

5-1, OTEMACHI 1-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

NOTICE REGARDING EFFECTIVENESS OF VOLUNTARY DELISTING OF AMERICAN DEPOSITARY RECEIPTS (“ADRS”) FROM THE NEW YORK STOCK EXCHANGE (“NYSE”) AND REVISING THE HANDLING PROCEDURES OF ADRS

On April 3, 2017, the registrant filed with the Tokyo Stock Exchange a notice regarding the effectiveness of voluntary delisting of its ADRs from the NYSE and revising the handling procedures of ADRs. Attached is an English translation of the notice filed with the Tokyo Stock Exchange.

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The information on any website referenced herein or in the attached material is not incorporated by reference herein or therein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Takashi Ameshima
Name:	Takashi Ameshima
Title:	Vice President
Investor Relations Office

Date: April 3, 2017

April 3, 2017

Company Name: Nippon Telegraph and Telephone Corporation

Representative: Hiroo Unoura, President and Chief Executive Officer

(Code No.: 9432, First section of Tokyo Stock Exchange)

Notice regarding Effectiveness of Voluntary Delisting of American Depositary Receipts (“ADRs”)

from the New York Stock Exchange (“NYSE”) and Revising the Handling Procedures of ADRs

Nippon Telegraph and Telephone Corporation (“NTT”) today announced that the voluntary delisting of its ADRs from the NYSE became effective prior to the opening of trading on April 3, 2017 (Eastern Time in the U.S.) as scheduled, following the filing of its application on Form 25 with the U.S. Securities and Exchange Commission (the “SEC”) on March 21, 2017 to delist from the NYSE. NTT also announced today that, effective as of April 3, 2017, NTT has revised certain aspects of the handling procedures of its ADRs (including temporarily suspending the issuance of new ADRs, temporarily suspending ADR cancellation fees, and introducing charges on holders of ADRs to receive dividends) as previously announced on February 10, 2017. Please see below for details.

1.	Effective Date of Delisting of ADRs from the NYSE

April 3, 2017

2.	Stock Exchange on which NTT will maintain its listing

Tokyo Stock Exchange

3.	Revision of Handling Procedures for NTT’s ADRs

(i)	Period during which issuances of new ADRs will be suspended:

April 3, 2017 to March 30, 2018 (planned)

(ii)	Period during which ADR holders will be exempt from ADR cancellation fees:

April 3, 2017 to March 30, 2018 (planned)

(iii)	Introduction of charges on holders of ADRs to receive dividends:

On dividends payable on or after April 2017

4.	Future Plans

Even after delisting its ADRs from the NYSE, NTT intends to maintain its ADR program in the United States and anticipates that its ADRs will be traded on the U.S. over-the-counter market (Ticker: NTTYY). NTT will suspend the issuance of new ADRs at the time of delisting from the NYSE, but in addition to the aforementioned over-the-counter market trading, it will remain possible to continue to hold NTT’s ADRs or to cancel them through the depositary bank.

Furthermore, NTT’s reporting obligations under the Exchange Act, including filing annual reports on Form 20-F, will cease in the event that NTT deregisters from the SEC. However, NTT’s financial statements and other material information will continue to be disclosed in English on its website in accordance with applicable U.S. securities laws, and NTT will remain committed to providing appropriate information to its overseas shareholders and investors.

5.	Contact Information for Inquiries Regarding NTT’s ADRs:

(1)	General inquiries regarding this matter including Application for Voluntary Delisting of ADRs from the NYSE and the Revision of Handling Procedures for NTT’s ADRs

Nippon Telegraph and Telephone Corporation

Investor Relations Office

Tel:	+81-3-6838-5481

Website:	http://www.ntt.co.jp/ir/index_e.html

E-mail:	http://www.ntt.co.jp/ir/contact_e/index.html

* Please submit inquiries through the Web form

(Business hours: Mon. - Fri., 9:00 a.m. to 5:00 p.m. (Japan Standard Time))

(2)	Administrative inquiries regarding ADR fees, cancellation and other procedures

JPMorgan Service Center (United States)

Tel:	1-800-990-1135 (toll free within the United States)
1-651-453-2128 (from outside the United States)

Website:	www.adr.com

E-mail:	jpmorgan.adr@wellsfargo.com

(Business hours: Mon. - Fri., 7:00 a.m. to 7:00 p.m. (U.S. Eastern Standard Time))

*	Those holding ADRs through a bank, broker or other nominee should contact such bank, broker or nominee with any questions.

*	Those holding ADRs in Registered Form directly with the depositary bank may contact the JPMorgan Service Center with their account number for identification purposes.

For further inquiries, please contact:
Takuro Hanaki or Tatsuya Watanabe
Investor Relations Office
Finance and Accounting Department
Nippon Telegraph and Telephone Corporation
TEL: +81-3-6838-5481